August 26, 2010

Via EDGAR Transmission

Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington, DC 20549

Re:         Cleveland BioLabs, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on March 22, 2010
File No. 001-32954

Dear Mr. Rosenberg:

We are writing in response to the letter of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated August 12, 2010 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”). Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided our response to such comments immediately thereafter. All page references are to the marked version of the Form 10-K.

Products in Development, page 4
Non-medical Applications, page 5

1.
Please expand the discussion of your agreement with the Chemical Biologic Medical Systems Joint Project Management Office to explain the Office’s rights under the agreement and the nature of the tasks you have agreed to perform. For example, did you license CBLB502 to the Chemical Biologic Medical Systems Joint Project Management Office or DoD? Are the tasks related to DoD's potential procurement of CBLB502? If you have licensed CBLB502, please describe the nature of the license and the rights that you retained to this product candidate. Additionally, provide us with your analysis supporting your determination that the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Jim B. Rosenberg
Securities and Exchange Commission
August 26, 2010

Response:

Supplementary Discussion of Agreement: In response to the Staff’s comment regarding the disclosure relating to the U.S. Department of Defense (the “DoD”) contract in question (the “DoD Contract”), the Company respectfully submits that the subject matter of the DoD Contract is, as disclosed on pages 4 and 5 of the Form 10-K, the advanced development of Protectan CBLB502 as a medical radiation countermeasure. In particular, the Statement of Work relating to the DoD Contract specifies the primary objective of the study as the completion by the Company of “[non-Good Laboratory Practices (GLP)] efficacy animal studies, CMC, in vitro and in vivo studies supporting CBLB502’s Investigational New Drug (IND) application, definitive GLP efficacy studies, and drug formulation from single-dose vials within the time frame of the Biological Medical Systems Joint Project Management Office Broad Agency Announcement award.” The scope of the DoD Contract does not include either the procurement of Protectan CBLB502 by the DoD or the licensing of CBLB502 to the DoD.

As the DoD Contract is contemplated to be a vehicle through which the government provides a grant to the Company to engage in certain advanced development activities, the DoD is entitled to certain limited rights. The DoD Contract requires the Company to provide the DoD with periodic status reports and data packages containing copies of IND submissions, New Drug Application (“NDA”) submissions, periodic reports and other communications with the U.S. Food and Drug Administration (the “FDA”). The DoD Contract also prohibits the use of laboratory animals without the written approval of the U.S. Army Medical Research and Materiel Command and requires that the Company maintain certain minimum levels of liability insurance. Furthermore, the DoD has the right to terminate the DoD Contract at any time. Many of the standard rights granted to the contracting agency under a U.S. government contract are described on page 20 of the Form 10-K under the risk factor titled “U.S. government agencies have special contracting requirements, which create additional risks.” As the U.S. government’s rights under the DoD Contract are limited in nature, and since the standard rights appurtenant to the contracting agency under a government contract are described, we believe that a revision of the disclosure relating to the DoD Contract is not necessary.

Analysis under Item 601(b)(10): In respect of the Staff’s comment regarding whether the DoD Contract should be filed as an exhibit to the Form 10-K, the Company respectfully responds that the Company has and continues to evaluate its contracts and has concluded that the DoD Contract is not of the type that is required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(i) requires the filing of contracts not made in the ordinary course if they are “material” to the registrant. If an agreement is of the type that “ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries,” then such agreement need not be filed unless it falls within one of the enumerated exceptions in Item 601(b)(10)(ii). The only category that is relevant to this analysis is clause (B), which requires the filing of any contract “upon which the registrant’s business is substantially dependent.” Therefore, in the case of an ordinary course agreement, even if such agreement is material to the registrant, such agreement need not be filed unless the registrant’s business is “substantially dependent” on such contract.

Jim B. Rosenberg
Securities and Exchange Commission
August 26, 2010

Unlike certain other sections of the Commission’s rules and regulations, the substantially dependent standard does not apply a strict numerical requirement. For example, Item 101(c)(vii) of Regulation S-K requires the disclosure of the name and relationship of a customer to the extent such customer accounts for 10% or more of the registrant’s revenue. As such, in contrast to provisions such as the one in Item 101(c)(vii), the standard under clause (B) of Item 601(b)(10)(ii) is measured by qualitative tests as to whether the registrant’s business is substantially dependent on an agreement and the fact that any such agreement accounts for more than 10% of the registrant’s revenue, even if it significantly exceeds such levels, is not dispositive.

Clause (B) includes language that illustrates the types of agreements that would be considered “substantially dependent.” Such examples include “continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent” (emphasis added). By using “the” as opposed to “a,” it is clear that any threshold is significantly higher than 10% of revenues. Furthermore, the regulatory history around Item 601(b)(10)(ii) reaffirms that only contracts of “extraordinary nature” are required to be filed as exhibits. See SEC Release No. 33-3406 (1951) (contracts need not be filed unless “the amount involved in the contract in proportion to the total assets and volume of business of the registrant and its subsidiaries, the duration of the contract and the party with whom contracted, are such as to make it of an extraordinary nature.” (emphasis added)). Substantial dependence, in this sense, would refer to agreements the loss of which would change the nature of the business of the Company in a manner that would exceed a material adverse effect. In other words, a contract must rise to the level of one that affects our basic business operations in a fundamental or structural way. Although this provision was revised in 1955 substantially to the current formulation, and slightly revised thereafter from time to time, the basic schematic of the distinction between material, non-ordinary course contracts and ordinary course contracts is retained to present date.

A multi-year development contract is a common vehicle through which the U.S. government provides funding for the advanced development for certain drugs in the biotech industry. Therefore, the DoD Contract, which is a multi-year development contract, is of the type that ordinarily accompanies the kind of business conducted by the Company. The DoD Contract, as is the case with most government contracts, provides for a base contract and has multiple options that may be exercised by the DoD upon the Company’s satisfaction of certain milestones. The DoD Contract does not provide for the sale by the Company, or the procurement by the DoD or any other arm of the U.S. government, of CBLB502; it is solely for the research and development of CBLB502.

Jim B. Rosenberg
Securities and Exchange Commission
August 26, 2010

As described in the risk factors to the Form 10-K, the termination of the DoD Contract may materially harm the Company’s financial conditions and operating results. Should the DoD Contract be terminated, the Company anticipates that the development timetable for CBLB502 will likely face a significant setback; however, the Company does not believe that such a setback will affect the Company’s basic business in a fundamental or structural way. In any period, the Company has been a party to or a beneficiary of other grants from government agencies and other sponsors that are significant in amount. In addition to the DoD Contract and the HHS Contract (as described below), the Company has received sizable, multi-year arrangements and/or grants from various sources including the State of New York (through an agreement with the Roswell Park Cancer Institute Corporation), the  National Institute of Allergy and Infectious Diseases (“NIAID”) and the Defense Threat Reduction Agency (“DTRA”). The Company has also in the past successfully been able to access the capital markets to raise funds for general corporate and working capital purposes, including research and development and related activities and believes that it will be able to raise funds from public and private sources in the future, if required. As such, the Company believes that it will be able to continue its operations without fundamentally changing its business in the event the DoD Contract is terminated.

Based on the analysis above, the Company respectfully submits that it would be incorrect to conclude that the DoD Contract rises to the level of an agreement required to be filed under Item 602(b)(10)(ii) because it is of an “extraordinary nature,” or that it is a contract on which Company is “substantially dependent” or that it constitutes “the major part” of the Company’s business.

2.
Please expand the discussion of your agreement with HHS to explain HHS’s rights under the agreement and the nature of the tasks you have agreed to perform. Are the tasks related to the potential procurement of CBLB502? To the extent you have licensed CBLB502 to HHS, please provide a discussion of the license. Additionally, provide us with your analysis supporting your determination that the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:

Supplementary Discussion of Agreement: In response to the Staff’s comment regarding the disclosure relating to the Company’s contract (the “HHS Contract”) with the Biomedical Advanced Research and Development Authority (the “BARDA”) of the U.S. Department of Health and Human Services (the “HHS”), the Company respectfully submits that the subject matter of the HHS Contract is, as disclosed on page 6 of the Form 10-K, the advanced development of Protectan CBLB502. The HHS Contract is comprised of a base contract plus four milestone-based options, which may be awarded at the discretion of the HHS. The Statement of Work relating to the HHS Contract provides for the Company to perform the following activities pursuant to the base contract and the four milestone-based options:

•	Base contract: Performing certain non-clinical experiments, including non-human primate experiments.

•	Option 1: Facilitating bone marrow transplantation in the rescue of irradiated mice by CBLB502 treatment.

•	Option 2: Performing stability studies of Good Manufacturing Practices-grade CBLB502 and conducting Phase II clinical trials.

Jim B. Rosenberg
Securities and Exchange Commission
August 26, 2010

•	Option 3: Submitting necessary regulatory documents to the BARDA and the FDA for approval.

•
Option 4: Planning and initiation of Phase II trials, overseeing of Phase II clinical trials on healthy volunteers and overseeing and being responsible for drafting and finalizing the Phase II clinical reports and submission of such reports to the BARDA and the FDA.

As disclosed, as of the current date, all four milestone-based options were granted by the HHS. The scope of the HHS Contract, including all milestone-based options, does not include either the procurement of Protectan CBLB502 by the HHS or the licensing of CBLB502 to the HHS.

The HHS Contract requires the Company to provide the HHS with periodic status reports. The HHS Contract also restricts the ability of the Company to engage in research involving or using human subjects or human material. As a government contract subject to the Federal Acquisition Regulations (the “FAR”), the Company will be permitted to retain title to any patentable invention or discovery made while performing the contract. The U.S. government, in return, will receive a non-exclusive, non-transferable, irrevocable, paid-up license to the subject invention throughout the world.  The U.S. government will also have unlimited rights in the data produced in the performance of the HHS Contract. Furthermore, the HHS has the right to terminate the HHS Contract at any time. In certain instances, the HHS Contract also limits our ability to engage in certain activities, such as subcontracting a portion of the work, without prior approval from the HHS. Many of the standard rights granted to the contracting agency under a U.S. government contract are described on page 20 of the Form 10-K under the risk factor titled “U.S. government agencies have special contracting requirements, which create additional risks.”

The Company respectfully submits that it will supplement the disclosure relating to the HHS Contract in its Quarterly Report on Form 10-Q for the period ending September 30, 2010 and subsequent periodic filings to include descriptions of the U.S. government’s rights relating to intellectual property.

Analysis under Item 601(b)(10): We respectfully refer to our analysis of the applicable legal standard under Item 601(b)(10) in our response to the Staff’s comment number 1 above. The HHS Contract, similar to the DoD Contract, is a multi-year contract for the advanced development of a drug – a common vehicle through which the HHS and other arms of the government provide funding for the development for certain drugs in the biotech industry. Therefore, the HHS Contract is of the type that ordinarily accompanies the kind of business conducted by the Company.

Jim B. Rosenberg
Securities and Exchange Commission
August 26, 2010

The HHS Contract, as is the case with most government contracts, provides for a base contract and has multiple milestone-based options. Although the total possible grant amount under the HHS Contract is $15.8 million, this amount includes all possible payments upon the satisfaction of all milestones. As of the date of this letter, the Company has been awarded the base contract (totaling $3.4 million) and all milestone options (totaling $12.4 million, including an increase of $2.3 million by the HHS at the time of the grant of the first option). Furthermore, the HHS Contract, similar to the DoD Contract, is more akin to a grant for research and development of a potential application of a drug as opposed to a procurement contract in which the Company would produce and deliver set quantities of drugs over a specified period for actual use. As is the case with the DoD Contract, the HHS Contract does not require the completion and/or the production of a marketable product and its sale to the HHS, but is solely for the research and development of Protectan CBLB502.

As described in risk factors to the Form 10-K, the termination of the HHS Contract may materially harm the Company’s financial conditions and operating results. Should the HHS Contract be terminated, the Company anticipates that the development timetable for CBLB502 will likely face a significant setback; however, the Company does not believe that such a setback will affect the Company’s basic business in a fundamental or structural way. In any period, the Company has been a party to or a beneficiary of other grants from government agencies and other sponsors that are significant in amount. In addition to the DoD Contract or the HHS Contract, for example, the Company has sizable, multi-year arrangements and/or grants from various sources including the State of New York (through an agreement with Roswell Park Cancer Institute Corporation), NIAID and DTRA. The Company has in the past successfully been able to, and believes that it is currently able to, access the capital markets to raise funds for general corporate and working capital purposes, which could include research and development and related activities. As such, the Company believes that it will be able to continue its operations without fundamentally changing its business in the event the HHS Contract is terminated.

Based on the analysis above, the Company respectfully submits that it would be incorrect to conclude that the HHS Contract rises to the level of an agreement required to be filed under Item 602(b)(10)(ii) because it is of an “extraordinary nature,” or that it is a contract on which Company is “substantially dependent” or that it constitutes “the major part” of the Company’s business.

Collaborative Research Agreements, page 12

3.
Please expand your description of the CRADA agreement to identify the radioprotective drug and describe each party’s rights and obligations under the agreement. To the extent that the agreement grants licenses to any of the parties, the terms of the license(s) should be described.

Response:

The Company respectfully submits that the CRADA agreement, as disclosed on page 13 of the Form 10-K, is an agreement for the cooperative research and development in respect of Protectan CBLB502.

Jim B. Rosenberg
Securities and Exchange Commission
August 26, 2010

Under the CRADA, if an invention from the performance of the CRADA is conceived or first actually reduced to practice by one party, then such party is entitled to the ownership of such invention. Two or more parties will jointly own such subject inventions if each such party employed at least one inventor thereof at the time of its conception or first actual reduction to practice. In addition, under the CRADA, the Company and The Cleveland Clinic granted to the U.S. government a non-exclusive, non-transferable, irrevocable, paid-up license to practice any subject inventions throughout the world by or on behalf of the government for research or other government purposes. The Company granted to the government an irrevocable, worldwide, royalty free copyright license in respect of all works of authorship and mask works prepared pursuant to the CRADA. The CRADA provides that data and other research materials produced in the performance of the CRADA will be owned by the party who produced it. If such data or research material is jointly produced, the CRADA provides for joint ownership in such data or research material.

The Company respectfully submits that it will supplement the disclosure relating to the CRADA in its Annual Report on Form 10-K for the year ending December 31, 2010 (or any earlier periodic report in which such contract is described) and subsequent periodic filings to include descriptions of the parties’ rights relating to intellectual property.

4.
Please expand your discussion of your agreement with Roswell Park Cancer Institute to explain the rights and obligations of each party and the term and termination provisions. The agreement appears to anticipate future collaboration agreements. If you have entered into any collaboration agreements, please identify the product candidate(s) and/or subject(s) of your research and describe each party’s rights with respect to the subject of the agreement.

Response:

As disclosed in the Form 10-K, pursuant to the Company’s agreement (the “Roswell Contract”) with the Roswell Park Cancer Institute (“Roswell”), the Company was provided with a grant to research and develop anticancer and radioprotectant drug candidates. In addition, the Company may collaborate with Roswell on research studies, programs and initiatives of mutual interest, provide Roswell with the right of first refusal to conduct studies and trials arising from the Company’s research activities at Roswell’s facilities and provide training and educational opportunities for graduate students at Roswell.

Under the Roswell Contract, title to any inventions under the agreement will reside with Roswell if Roswell’s personnel are the sole inventors and will reside with the Company if the Company’s personnel are the sole inventors of such invention. If the invention was made jointly, the patent rights will be jointly owned. The Company has the option to license, on an exclusive basis, the right to develop any inventions of Roswell (whether solely or jointly developed) under the Roswell Contract for commercial purposes. Pursuant to the Roswell Contract, the Company retains ownership of data generated through its research activities and retains the right to determine whether to publish the results of such activities. Investigators employed by Roswell or the Company are permitted to present and publish the methods and results of the research. The party proposing disclosure is required to send a copy of such information to the other party prior to the publication and the other party will have sixty days to review such information and determine whether patent protection should be sought prior to the publication.

Jim B. Rosenberg
Securities and Exchange Commission
August 26, 2010

The Roswell Contract has a term of five years from its effective date of January 12, 2007. The Roswell Contract may be terminated at any time upon mutual agreement by the parties. In addition, the agreement may be terminated by one party if the other party becomes subject to bankruptcy or insolvency, the other party is debarred by the U.S. government or the other party breaches a material provision of the agreement and fails to cure such breach within 20 days of receiving written notice.

The Company respectfully submits that it will supplement the disclosure relating to the Roswell Contract in its Annual Report on Form 10-K for the year ending December 31, 2010 (or any earlier periodic report in which such contract is described) and subsequent periodic filings to reflect the above.

Patents, page 14

5.	Please expand your patents disclosure to include the following information:

•
Identify the product candidates or product classes that are dependent on Patent No 7,638,485 and the pending patent applications, identify the other nations that approved the patent and disclose when it expires.

Response:

The Company respectfully submits that the following paragraph appears on page 4 of the Form 10-K:

Nine sets of patent applications have been filed over the past six years around various aspects and qualities of the protectan family of compounds. The first patent covering the method of protecting a mammal from radiation using flagellin or its derivatives was recently granted by the U.S. Patent and Trademark Office (US Patent No. 7,638,485 titled “Modulating Apoptosis”) and the European Patent Office (European Publication Number FP 1706133, titled “Methods of Protecting Against Radiation Using Flagellin.”). This patent was already granted by the nine member countries of the Eurasian Patent Organization, and the Ukraine.

Thus, the disclosures of the product candidates or product classes that are dependent on Patent No. 7,638,485 have been disclosed as well as the nations that have approved such patent. The patent currently expires on December 1, 2024 and we will supplement our disclosure in the next 10-Q to be filed in mid-November. In the next 10-K to be filed in March 2011, we will restate all of this information in the “Patents” section as well as in the “Protectans” section.

Jim B. Rosenberg
Securities and Exchange Commission
August 26, 2010

•
Your disclosure states that your intellectual property platform is based on ten patent applications and you have identified the source of nine of them. Please identify the source of the tenth patent application and tell us whether the license agreements are filed.

Response:

As discussed with Mr. Gharib, Staff Attorney, of the Commission, on August 18, 2010, the Company respectfully submits that the Company’s intellectual property platform is based on 18 patent applications, the source of each of which has been identified in the Form 10-K. The following disclosure appears on page 14 of the Form 10-K:

As a result of the license agreement with the Cleveland Clinic, we currently have filed, on the Cleveland Clinic’s behalf, ten patent applications covering new classes of anticancer and radiation-protecting compounds, their utility and mode of action. One of the patent applications was approved by the U.S. Patent and Trademark Office and counterpart agencies in several other nations. The patent issued in the U.S. is US Patent No. 7,638,485 titled “Modulating Apoptosis” covering the method of protecting a mammal from radiation using flagellin including CBLB502.

Our intellectual property platform is based primarily on these ten patent applications exclusively licensed to us by the Cleveland Clinic, four patent applications we have filed and own exclusively, three patents filed in collaboration with RPCI per the Sponsored Research Agreement and one in collaboration with ChemBridge Corporation.

As the Company elaborated to Mr. Gharib, the intent of the second paragraph is to identify the sources of the 18 sets of patent applications referred to under the headings “Protectans” and “Curaxins” in the section titled “Products in Development” found on pages 4 and 10, respectively. Those sections indicate that there are nine applications for each family of drug compounds, or 18 overall. The second paragraph above explains the sources of the eighteen patents as follows:

•	10 licensed from The Cleveland Clinic;
•	4 filed exclusively by Cleveland BioLabs, Inc.;
•	3 filed in collaboration with Roswell Park Cancer Institute; and
•	1 filed in collaboration with ChemBridge Corporation.

Manufacturing, page 14

6.
Please provide us with an analysis supporting your determination that you are not required to file the agreements with SynCo Bio Partners and Regis Technologies. Alternatively, file these agreements as exhibits.

Jim B. Rosenberg
Securities and Exchange Commission
August 26, 2010

Response:

The Company respectfully submits that the SynCo Bio Partners agreement is currently filed as Exhibit 10.21 to the Form 10-K. In contrast to the SynCo Bio Partners agreement, the Company respectfully submits that the Regis Technologies agreement (the “Regis Contract”) is not required to be filed under Item 602(b)(10).

We respectfully refer to our analysis of the applicable legal standard under Item 601(b)(10) in our response to the Staff’s comment number 1 above. As disclosed, the Regis Contract is an agreement for the procurement by the Company of sufficient supplies of CBLC102 for clinical trials. Such agreements are ordinary course agreements to any company operating within the biotech or pharmaceutical industries. Therefore, the Regis Contract is of the type that ordinarily accompanies the kind of business conducted by the Company.

In contrast to the SynCo Bio Partners agreement, the subject matter of which is the production and procurement of CBLB502, a newly developed compound which requires significant initial preparation by the vendor prior to production and specialized expertise of the vendor, CBLC102 is a compound that the scientific community has been aware of for decades. As such, the Company believes that it would be able to procure alternative suppliers on relatively short notice without significant additional cost.

Based on the analysis above, the Company respectfully submits that the Regis Contract does not rise to the level of an agreement required to be filed under Item 602(b)(10)(ii) because it is of an “extraordinary nature,” or that it is a contract on which Company is “substantially dependent” or that it constitutes “the major part” of the Company’s business.

Financial Statements
Note 4 – Equity Transactions, page 54

7.
You have issued Series B, C, D and other warrants in various financing transactions that have anti-dilution protections. Please disclose why equity treatment is appropriate for each of these warrant issuances. Please also tell us why you have not apparently reclassified these warrants to liabilities effective January 1, 2009 under FASB ASC 815-40-15 with transition guidance at FASB ASC 815-10-65-3.

Response:

In response to the Staff’s comment, the Company submits that  the Series D warrants have been classified as liabilities since their issuance during the first quarter of 2009 due to the ”full ratchet” anti-dilution provision included in Section 3(b) of the Series D warrant agreements.  The Series D warrants were issued during the first quarter of 2009, thus the transition guidance in FASB ASC 815-10-65-3 was not applicable.

Jim B. Rosenberg
Securities and Exchange Commission
August 26, 2010

The remaining warrants issued by the Company occurred during the first quarter of 2007 (“Series B and C warrants”), during November 2006 and February 2007 to two outside consultants and during July 2006 in connection with our initial public offering (“IPO warrants”).  These warrants were classified as equity upon issuance as the warrants did not contain any mandatory redemption features or other provisions that would have required classification of the warrant instruments outside of permanent equity.  In addition, effective January 1, 2009, these warrants were not reclassified to liabilities in accordance with the transition guidance in FASB ASC 815-10-65-3 as the warrants did not contain any contingent exercise provisions or anti-dilution provisions that would impact the fair value of a “fixed-for-fixed” option, as contemplated by FASB 815-40-15.  More specifically, Section 2 of the Series B and C warrants, Section 6 of the November 2006 warrants issued to an outside consultant, and Section 9 of the IPO warrants contain anti-dilution provisions.  However, the anti-dilution provisions are limited to stock splits, issuances of common shares and other events that collectively or individually do not provide ”full ratchet” protection to the warrant holders. Therefore, we believe that the anti-dilution provisions of such warrants do not impact the fair value of a “fixed-for-fixed” option.  Accordingly, the Company respectively submits that all of its warrant issuances other than the Series D warrants remain indexed to its common stock, and are therefore properly classified as permanent equity.

The Company respectfully submits that it will revise its disclosure commencing with the Form 10-Q for the period ending September 30, 2010 to more fully disclose the rationale for including all of its warrants other than the Series D warrants in equity.

8.
You assumed a discount for lack of marketability of 40% on your Series D warrants. Since the average daily volume of your common shares traded is over 50,000 please tell us the factors you considered in assuming that a discount of 40% is appropriate. Please also tell us why you do not appear to have made similar assumptions for lack of marketability for your other warrant issuances.

Response:

In response to the Staff’s comment, the Company submits that it assumed a discount for lack of marketability on the Series D warrants as the common shares into which the warrants were exercisable were not registered at the date of issuance in the first quarter of 2009.  The holders of the Series D warrants were unable to freely market the shares until the shares became registered during the third quarter of 2009, at which time the discount for lack of marketability was released.

The determination to utilize a discount rate of 40% was based on the following:

•
Initially, the Company considered the April 2005 National Association of Certified Valuation Analysts (“NACVA”) restricted stock study[1] on discounts for lack of marketability.  This study calculated the median and mean restricted stock discount for lack of marketability based on 16 studies performed during the period 1971 – 2005.  NACVA’s study concluded that the median discount for lack of marketability was 25%, and the mean discount for lack of marketability was 26%.

1 Grossman, Robert J., "A Critical Look at Empirical Studies to Support a Discount for Lack of Marketability," National Association of Certified Valuation Analysts, Career Development Institute Advanced Discounts and Premiums (Lecture and Related Material, October 2004).

Jim B. Rosenberg
Securities and Exchange Commission
August 26, 2010

•
The Company then determined that the economic downturn that commenced during 2008 and continued into 2009 when the Series D warrants were issued should have an impact on the discount for lack of marketability.  We concluded that the significant volatility in the marketplace during the first quarter of 2009 would warrant an increase in the Series D discount for lack of marketability from historical norms and ultimately concluded that 40% was a reasonable discount for lack of marketability for the Series D warrants.

Further evidence was obtained in connection with preparation of this response based on our review of FMV Opinions, Inc.’s November 2009 study2 that assessed the impact of the 2008 – 2009 recession on historical discounts for lack of marketability.  This study concluded that the volatility in the marketplace during 2008 and early 2009 would warrant an increase in historical discounts for lack of marketability of 11 to 27 basis points.  The conclusion in this study is consistent with our assumptions utilized in preparation of the Series D discount for lack of marketability.

All remaining warrants were issued by us during 2007 and 2006 when Accounting Principles Board Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants (“APB No. 14”) was the authoritative guidance.  APB No. 14 required that entities allocate proceeds to warrants issued in connection with other instruments based on the relative fair value of the respective instruments at issuance.  The Series B and C warrants, and the IPO warrants were issued in connection with other instruments (i.e. preferred stock, common stock) that were also restricted from marketability upon issuance as the common shares were not registered at the issuance dates.  Thus, application of a discount for lack of marketability to the Series B and C warrants and the IPO warrants at the date of issuance was not warranted as the similar discount applied to the preferred stock and common stock instruments resulted in no net impact to the relative fair value calculation in accordance with APB No. 14.

No discount for lack of marketability was applied to the November 2006 warrant issuance to an outside consultant as the common shares into which these warrants were convertible were registered at the date of warrant issuance.

2  FMV Restricted Stock Study, published by FMV Opinions, Inc.; Hall, Lance S., “Looking at the New Data in the FMV Restricted Stock Study and How to Use It!” (Nov. 11, 2009).

Jim B. Rosenberg
Securities and Exchange Commission
August 26, 2010

Exhibit 10.11

9.	Please refile Exhibit 10.11 the Cooperative Research and Development Agreement dated August 1, 2004 with Appendices A and B.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that it will refile the CRADA with both Appendices in its Quarterly Report on Form 10-Q for the period ending September 30, 2010.

*      *      *      *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*      *      *      *

Please call the undersigned at (716) 849-6810 ext. 307 with any comments or questions regarding the Form 10-K or this response letter.

Very truly yours,

		/s/	John A. Marhofer, Jr.
John A. Marhofer, Jr.
Chief Financial Officer

cc:	Securities and Exchange Commission
Gus Rodriguez, Branch Chief
Ibolya Ignat, Staff Accountant
Suzanne Hayes, Branch Chief
Johnny Gharib, Staff Attorney

Jim B. Rosenberg
Securities and Exchange Commission
August 26, 2010

Cleveland BioLabs, Inc.

Michael Fonstein

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jeffrey P. Schultz